SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ending 26th October 2006

GlaxoSmithKline plc

(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-104121) OF GLAXOSMITHKLINE PLC, GLAXOSMITHKLINE CAPITAL INC. AND GLAXOSMITHKLINE CAPITAL PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Issued: 26th October 2006, London

Results announcement for the third quarter 2006

Strong GSK performance continues: Q3 EPS 24.7p up 21% CER (16% reported)

Earnings guidance raised; Dividend increased; New share buy-back programme

GlaxoSmithKline plc (GSK) today announces its results for the third quarter ended 30th September 2006. The full results are presented under ‘Income Statement’ on pages 8 and 9, and are summarised below.

FINANCIAL RESULTS*

	Q3 2006	Q3 2005	Growth		9 months 2006	9 months 2005	Growth
	£m	£m	CER%	£%	£m	£m	CER%	£%

Turnover	5,642	5,471	7	3	17,266	15,753	9	10
Operating profit	2,023	1,783	19	13	6,108	5,241	16	17
Profit before tax	2,022	1,753	21	15	6,089	5,126	18	19

Earnings per share	24.7p	21.3p	21	16	74.5p	62.8p	18	19

Q3 2006 SUMMARY*

•	Pharmaceutical sales up 7% to £4.9 billion, led by US performance (up 14%):
	–	Seretide/Advair +14% to £813 million	–	Lamictal +27% to £257 million
	–	Avandia family +11% to £378 million	–	Valtrex +26% to £215 million
	–	Vaccines+5% to £412 million	–	Coreg +32% to £195 million

•	Consumer Healthcare sales up 4% to £766 million:
	–	Proposed acquisition of CNS Inc. to deliver two new high-growth consumer brands – Breathe Right strips and FiberChoice

•	Approvals and filing updates for several major new products:
	–	Coreg CR & FluLaval – Two significant new product opportunities recently approved by the FDA
	–	Tykerb – New oral treatment for breast cancer now filed for approval in the USA and Europe
	–	Cervarix – Required number of phase III events achieved; US filing now expected by April 2007

•	2006 Earnings guidance raised to mid-teens EPS percentage growth (in CER terms)

•	Q3 dividend of 12p (2005: 10p). Expected full year dividend increased to 48p (2005: 44p)

•	New share buy-back programme of £2 billion per year; £6 billion expected over next 3 years

Commenting on the performance in the quarter and GSK’s outlook, JP Garnier, Chief Executive Officer, said: “GSK’s strong performance this year continues, with EPS growth of 21% in CER terms this quarter. This has enabled us to raise our earnings guidance and increase our expected dividend for the year. We have also announced today our intention to start a new £6 billion share buy-back programme – doubling our current annual repurchases to £2 billion. In terms of the pipeline, we recently completed filings for Tykerb, our new breast cancer treatment, and reached the required number of phase III events to enable us to file Cervarix in the USA, now expected by April 2007. We also received FDA approvals for two significant future products – Coreg CR and FluLaval.”

*	The Group's practice is to discuss its results in terms of constant exchange rate (CER) growth. All commentaries compare 2006 results with 2005 in CER terms unless otherwise stated. See 'Accounting Presentation and Policies' on page 23.

PHARMACEUTICAL UPDATE

Total pharmaceutical sales up 7% to £4.9 billion

In the United States, sales were £2.6 billion up 14%, with a 2 percentage point benefit from the reversal of a provision following resolution of a rebate dispute. Sales in Europe were level at £1.3 billion, reflecting the impact of generic competition to Lamictal, Imigran and Zofran, which started earlier this year. In contrast, European sales of key products Seretide (+12%) and the Avandia family (+39%) continue to perform strongly. In International markets, sales grew 3% to nearly £1 billion.

Seretide/Advair sales up 14% to £813 million; US Advair HFA inhaler launched in October

Total sales of Seretide/Advair, for asthma and COPD, rose 14% to £813 million, with sustained growth seen across all regions. US sales were up 17% to £464 million, with some benefit from wholesaler stocking patterns; European sales grew 12% to £271 million.

In October, GSK launched Advair HFA metered dose inhaler in the USA, and submitted a file to the FDA to include the positive results of TORCH, a COPD mortality study, in Advair’s product label. The TORCH data were presented, in detail, for the first time, to US COPD specialists at the recent meeting of the American College of Chest Physicians. The data were filed with European regulators in September.

Avandia family sales up 11%; DREAM study shows reduced risk of progression to type 2 diabetes

The Avandia family of products, for the treatment of type 2 diabetes, continues to perform well with sales up 11% to £378 million in the quarter. Reported US sales growth of 6% was adversely impacted by wholesaler stocking patterns following the re-supply of Avandia and Avandamet during the second quarter of this year.

In September, results of the landmark DREAM study were presented to the European Association for the Study of Diabetes. These data demonstrated that Avandia reduced the risk of developing type 2 diabetes by 62% relative to placebo, among people at high risk of developing type 2 diabetes. This highly statistically significant reduction of 62% (p<0.0001) was additive to standard counselling on healthy eating and exercise, and is the first evidence that Avandia can reduce the risk of progression from pre-diabetes to type 2 diabetes in high-risk patients.

Vaccines sales over £400 million; FDA approves new influenza vaccine, FluLaval

Total vaccines sales increased 5% to £412 million, with US sales up 8% to £130 million. Overall sales growth was impacted by delays in shipments, including seasonal influenza vaccines, which were late due to difficulties in growing one of the strains recommended by the World Health Organisation.

On 5th October, GSK gained FDA approval for an additional influenza vaccine, FluLaval. The company now expects to bring more than 25 million doses of flu vaccine to the US market this flu season.

The FDA approval, which follows GSK’s acquisition of ID Biomedical Corporation last year, relates to both the vaccine and its manufacturing site. As a result, this approval will significantly increase GSK’s potential manufacturing capacity for both seasonal and pandemic influenza vaccines.

Lamictal, Valtrex, and Coreg– sales of £667 million, with recent FDA approvals

Lamictal for epilepsy and bipolar disorder grew 27% to £257 million. In the USA, a strong sales performance (+43% to £201 million) was accompanied by FDA approval, in September, for a new indication to treat one of the most serious forms of epilepsy – primary generalised tonic-clonic seizures. Third quarter sales of Valtrex for herpes rose 26% to £215 million.

Sales of Coreg, for heart disease, grew 32% to £195 million. Last week, GSK received FDA approval for Coreg CR, a new once-daily longer acting formulation, for the treatment of three cardiovascular conditions: hypertension, post-myocardial infarction left ventricular dysfunction and mild to severe heart failure. The new once-daily regimen represents a significant new opportunity by helping simplify treatment for those patients taking multiple medications for heart conditions, in particular hypertension. The company intends to launch Coreg CR in the first quarter of 2007.

Requip, Avodart, Boniva: total sales of £154 million grew over 90%

Sales of Requip, for Parkinson’s disease/Restless Legs Syndrome (RLS), grew significantly in the quarter up 71% to £70 million. This month, GSK filed a submission with the FDA for approval of Requip CR, to treat RLS.

Sales of Avodart for benign prostatic hyperplasia (enlarged prostate) grew 61% to £57 million. Sales of Boniva/Bonviva, the only once-monthly medicine for osteoporosis, jointly promoted by GSK and Roche were £60 million this quarter. GSK’s share of the co-promotion income recorded in turnover for the quarter was £27 million.

Other products:

Sales of GSK’s HIV products were £363 million, down 6% due to competition to older products, Combivir (-12% to £125 million) and Epivir (-25% to £46 million). Conversely, sales of newer products grew strongly with Epzicom/Kivexa up 88% to £63 million and Lexiva up 7% to £31 million.

Sales of Wellbutrin XL increased 28% to £208 million in the quarter, whilst Flonase sales fell 59% to £64 million reflecting further generic competition in the USA.

PIPELINE UPDATE

“Avandia in Focus”

On 4th December, GSK intends to hold a webcast meeting (“Avandia in Focus”) for analysts and investors to review prospects for the global diabetes market, and new opportunities for Avandia.

The meeting will include a review of results from the ADOPT clinical trial, which is to be presented to the International Diabetes Federation at their meeting in South Africa on the same day. ADOPT – A Diabetes Outcome and Progression Trial – was conducted over a 4-year period in over 4,000 patients, and was designed to assess use of Avandia, as first line monotherapy compared to metformin and glibenclamide, for long-term control of type-2 diabetes.

Approvals/Filings:

Tykerb filed in USA and Europe

GSK completed submissions of Tykerb, its new oral treatment for breast cancer, to the US and European regulatory authorities in September and October, respectively. The submissions were based on data, which demonstrated that Tykerb, in combination with Xeloda, significantly improved the time to disease progression for patients with (ErbB2+) advanced breast cancer whose disease had progressed on Herceptin.

Cervarix – US filing expected by April 2007

GSK has now obtained the required number of events to trigger interim analysis of its phase III study required for regulatory submission. The company intends to file Cervarix for US approval by April 2007.

Arixtra accepted for FDA priority review

The FDA has granted GSK’s anticoagulant product, Arixtra, priority review following the company’s submission for approval to treat acute coronary syndromes (ACS) in July. The application was based on positive results from two pivotal, phase III trials: OASIS 5, which compared Arixtra to Lovenox, and OASIS 6, which compared Arixtra to standard therapies for ACS. A filing for approval in Europe was also submitted to regulators in July.

Trexima – New data to be submitted to FDA

Following the receipt of an approvable letter from the FDA in June, results from five recently completed US clinical trials have become available. The number of patients treated in these trials nearly doubles the total number of patients that have received Trexima. These data will be incorporated into the full response to the approvable letter that will be submitted to the FDA in November.

News on other key assets:

New data for Promacta

Positive phase III data for Promacta (eltrombopag) were recently received for the short-term treatment of patients with idiopathic thrombocytopenic purpura (ITP). These data will be presented at scientific congresses in 2007 and the company is working closely with regulatory agencies to determine whether these data will be sufficient to file for approval next year. A phase III clinical programme is underway to assess the use of Promacta for the long-term treatment of ITP, with filings for this indication anticipated in 2008.

Separately during the quarter, positive phase II data for use of Promacta, in patients with Hepatitis C associated thrombocytopenia, were accepted for presentation to the American Association for the Study of Liver Disease (AASLD) meeting on 30th October. Phase III clinical trials are expected to start in 2007.

During the quarter, GSK also received data from a phase II trial for the treatment of chemotherapy-induced thrombocytopenia (CIT). A positive effect was seen with Promacta on increasing platelet production during chemotherapy cycles; however, the primary endpoint of the study was not met as the chemotherapy agent used in the trial did not induce sufficient levels of thrombocytopenia to differentiate Promacta versus placebo. These data are now being used to assess the design of further studies in CIT.

Entereg – Phase III results in OBD received in Q3; FDA action date for POI in November

During the quarter, GSK announced results from two phase III studies (012 and 013), using Entereg (alvimopan) for the treatment of opioid-induced bowel dysfunction. Study 012 achieved statistical significance for the primary endpoint – the proportion of patients who had a weekly average of three or more spontaneous bowel movements (SBM). Study 013 did not achieve statistical significance on this endpoint. However, the data did show supportive evidence in a key secondary endpoint of change in average weekly frequency of SBMs. Further analysis of study 013 is being undertaken. The FDA’s action date for approval of Entereg, for the management of post-operative ileus, is 9th November.

Pazopanib– Promising data seen in renal cell carcinoma study

During the quarter, a planned interim analysis of a phase II trial, assessing use of pazopanib in patients with advanced Renal Cell Carcinoma (RCC) was conducted. Based on positive findings, an independent data monitoring committee recommended that randomization of patients to the placebo arm of the trial be discontinued and that patients on placebo may be switched to treatment with pazopanib. The study is continuing as a single-arm trial, examining rate and duration of patient response with pazopanib, and results will be submitted for presentation to ASCO in 2007. Concurrently, over 100 patients have now been enrolled into a phase III trial assessing use of pazopanib for treatment of advanced RCC.

New generation flu vaccine demonstrates superior immune response in elderly population

New phase II data reported at the International Conference on Influenza Vaccines for the World (IVW), this month, demonstrated that GSK’s new generation seasonal influenza vaccine showed a consistently better immunogenicity profile when compared with a currently used seasonal flu vaccine, in elderly subjects (65 years and over), permitting the elderly to reach the level of immune response typically observed in young adults. Data for the new adjuvanted vaccine demonstrated a seroprotection rate of 90.5% in the elderly, which was more than 25% higher than that reported in the age matched comparator group. Phase III registration trials in over 3,500 participants are now underway, with data expected in 2007.

H5N1 pandemic flu vaccine

GSK also presented complete immunogenicity data for its candidate adjuvanted H5N1 pandemic flu vaccine at IVW. The vaccine enabled over 80% of subjects who received 3.8µg of antigen (the lowest dose tested in the study) to demonstrate a strong seroprotective immune response. The clinical development programme for the vaccine is progressing well and GSK intends to file for approval with European regulatory authorities before the year-end.

On 18th October, GSK announced a supply contract with the Swiss Government for 8 million doses of its H5N1 influenza vaccine for pre-pandemic use. Supply and stockpiling of the vaccine is expected in early 2007, once it has been approved by the Swiss regulatory authorities. The supply contract also provides for an advance purchase agreement for 7.5 million doses of pandemic vaccine which will be manufactured once a pandemic strain is identified by the WHO.

GSK is in discussions with governments around the world regarding further supply agreements of vaccines for use in a pre-pandemic situation and in the event of a pandemic.

Other pipeline news:

During the quarter, GSK received further positive phase II results for its MAGE-A3 immunotherapeutic vaccine for non-small cell lung cancer. GSK now intends to begin the phase III development programme for the vaccine in the first half of 2007.

Clinical trials for Redona, a DPPIV inhibitor for treatment of type 2 diabetes, were voluntarily placed on hold earlier this month following assessment of unfavourable preliminary data from pre-clinical long-term toxicity trials. These data are now being assessed to determine next steps for development of the product.

Development of 270773, for sepsis, has been discontinued following an unfavourable risk/benefit assessment.

CONSUMER HEALTHCARE UPDATE

Brand portfolio to be enhanced with proposed CNS acquisition

Consumer Healthcare sales grew 4% to £766 million. Continuing strong growth in International (+10%), together with Europe (+4%), was partly offset by lower sales in the USA, down 3%.

•	Nutritional healthcare products sales grew 8% to £178 million. Sales of Lucozade grew 19% to £86 million driven by new brand packaging and a new apple flavour variant. Horlicks sales were up 5% to £39 million and Ribena sales were down 4% to £44 million.

•	Oral care sales were level in the quarter at £240 million reflecting strong sales of Sensodyne, up 11% to £62 million, with sales of Aquafresh down 10% to £69 million.

•	Over-the-counter medicine sales grew 4% to £348 million.

On 9th October, GSK announced its intention to acquire CNS, the manufacturer of Breathe Right nasal strips and FiberChoice dietary fibre supplements, for approximately $566 million. The transaction, which is expected to close by early 2007, is subject to CNS shareholder approval and regulatory clearance.

GSK is in ongoing discussions with the FDA regarding its application for OTC approval of alli (orlistat) as a weight-loss aid in the USA. All relevant safety and efficacy data have been provided to the agency and, subject to FDA approval, the company expects to launch alli in the first half of 2007.

FINANCIAL REVIEW

These results have been prepared under International Financial Reporting Standards as adopted for use in the European Union (see ‘Accounting Presentation and Policies’ on page 23).

Operating profit and earnings per share

Operating profit of £2,023 million for the quarter increased by 19% compared with Q3 last year, and was above turnover growth of 7%, driving an improvement in operating margin of 3.3 percentage points to 35.9%. Consumer Healthcare operating profit was down 19%, compared with 2005, as a result of lower profits on product disposals. Excluding profits on these disposals, operating profit grew in line with turnover.

SG&A costs were 10% lower than last year, owing to lower legal charges. Excluding legal charges SG&A costs were 1% lower than the previous year reflecting the continuing benefits of cost saving programmes.

In the quarter, gains from asset disposals were £63 million (£122 million in 2005), costs for legal matters were £22 million (£190 million in 2005), the fair value movements on the Quest collar and Theravance options resulted in income of £22 million (£37 million income in 2005) and charges related to restructuring programmes were £124 million (£29 million in 2005). The total operating profit impact of these items was a £61 million charge in 2006, compared with a £60 million charge in 2005.

Profit after taxation grew by 19% which was level with the growth in operating profit and reflected lower net interest costs, largely offset by the higher expected tax rate for the year.

EPS of 24.7 pence increased 21% in CER terms (16% in sterling terms) compared with Q3 2005. The adverse currency impact of 5% on EPS reflected a weaker dollar and yen.

Currencies

The Q3 2006 results are based on average exchange rates, principally £1/$1.88, £1/Euro 1.48 and £1/Yen 219. The period-end exchange rates were £1/$1.87, £1/Euro 1.47 and £1/Yen 221. At 20th October 2006, the exchange rates were £1/$1.88, £1/Euro 1.49 and £1/Yen 222. If exchange rates were to hold at this level for the remainder of 2006, the adverse currency impact on EPS growth for the full-year would be around 1-2%.

Dividend

The Board has declared a third interim dividend of 12 pence per share. This compares with a dividend of 10 pence per share for Q3 2005. The equivalent dividend receivable by ADR holders is 45.0456 cents per ADS based on an exchange rate of £1/$1.8769. The dividend will have an ex-dividend date of 1st November 2006, a record date of 3rd November 2006 and will be paid on 4th January 2007. In recognition of GSK’s strong financial performance to date the full year dividend for 2006 is expected to be 48 pence compared with 44 pence in 2005.

Earnings guidance

GSK earnings guidance for the full-year 2006 is mid-teens EPS percentage growth in CER terms. Previously guidance was for EPS growth around 12% in CER terms.

Share buy-back programme

GSK repurchased £316 million of shares in Q3 2006, to be held as Treasury shares. The company completed its second £4 billion share repurchase programme in September, and has announced today its intention to commence immediately a new share buy-back programme totalling £6 billion. This programme is expected to be completed over a three year period including £2 billion in the first 12 months. The exact amount and timing of future purchases, and the extent to which repurchased shares will be held as Treasury shares rather than being cancelled, will be determined by the company and is dependent on market conditions and other factors.

GlaxoSmithKline – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information including a copy of this announcement and details of the company’s updated product development pipeline, visit GSK at www.gsk.com.

Enquiries:	UK Media	Philip Thomson Alice Hunt Gwenan White	(020) 8047 5502 (020) 8047 5502 (020) 8047 5502

	US Media	Nancy Pekarek Mary Anne Rhyne Patricia Seif	(215) 751 7709 (919) 483 2839 (215) 751 7709

	European Analyst / Investor	Anita Kidgell Jen Hill David Mawdsley Sally Ferguson	(020) 8047 5542 (215) 751 7199 (020) 8047 5564 (020) 8047 5543

	US Analyst / Investor	Frank Murdolo Tom Curry	(215) 751 7002 (215) 751 5419

Brand names appearing in italics throughout this document are trademarks of GSK or associated companies with the exception of Levitra, a trademark of Bayer, Entereg, a trademark of Adolor and Bonviva/Boniva, a trademark of Roche, which are used under licence by the Group.

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under ‘Risk Factors’ in the ‘Operating and Financial Review and Prospects’ in the company’s Annual Report 2005.

INCOME STATEMENT
Three months ended 30th September 2006

	Q3 2006	Growth	Q3 2005
	£m	CER%	£m

Turnover:
Pharmaceuticals	4,876	7	4,709
Consumer Healthcare	766	4	762

TURNOVER	5,642	7	5,471

Cost of sales	(1,222)	5	(1,184)

Gross profit	4,420	7	4,287

Selling, general and administration	(1,617)	(10)	(1,884)
Research and development	(871)	11	(803)
Other operating income	91		183

Operating profit:
Pharmaceuticals	1,842	24	1,553
Consumer Healthcare	181	(19)	230

OPERATING PROFIT	2,023	19	1,783

Finance income	64		67
Finance expense	(81)		(113)
Share of after tax profits of associates and joint ventures	16		16

PROFIT BEFORE TAXATION	2,022	21	1,753

Taxation	(596)		(500)
Tax rate %	29.5%		28.5%

PROFIT AFTER TAXATION FOR THE PERIOD	1,426	19	1,253

Profit attributable to minority interests	35		46
Profit attributable to shareholders	1,391		1,207

	1,426		1,253

EARNINGS PER SHARE	24.7p	21	21.3p

Diluted earnings per share	24.4p		21.1p

INCOME STATEMENT
Nine months ended 30th September 2006

	9 months 2006	Growth	9 months 2005	2005
	£m	CER%	£m	£m

Turnover:
Pharmaceuticals	14,942	9	13,553	18,661
Consumer Healthcare	2,324	5	2,200	2,999

TURNOVER	17,266	9	15,753	21,660

Cost of sales	(3,565)	2	(3,466)	(4,764)

Gross profit	13,701	10	12,287	16,896

Selling, general and administration	(5,323)	1	(5,210)	(7,250)
Research and development	(2,477)	13	(2,168)	(3,136)
Other operating income	207		332	364

Operating profit:
Pharmaceuticals	5,624	18	4,719	6,159
Consumer Healthcare	484	(8)	522	715

OPERATING PROFIT	6,108	16	5,241	6,874

Finance income	204		172	257
Finance expense	(266)		(326)	(451)
Share of after tax profits of associates and joint ventures	43		39	52

PROFIT BEFORE TAXATION	6,089	18	5,126	6,732

Taxation	(1,796)		(1,461)	(1,916)
Tax rate %	29.5%		28.5%	28.5%

PROFIT AFTER TAXATION FOR THE PERIOD	4,293	16	3,665	4,816

Profit attributable to minority interests	85		98	127
Profit attributable to shareholders	4,208		3,567	4,689

	4,293		3,665	4,816

EARNINGS PER SHARE	74.5p	18	62.8p	82.6p

Diluted earnings per share	73.5p		62.3p	82.0p

PHARMACEUTICAL TURNOVER
Three months ended 30th September 2006

	Total		USA		Europe		International

	£m	CER%	£m	CER%	£m	CER%	£m	CER%

RESPIRATORY	1,185	(1)	593	(4)	399	4	193	3
Seretide/Advair	813	14	464	17	271	12	78	7
Flixotide/Flovent	145	(1)	64	3	39	(7)	42	–
Serevent	69	(10)	20	(16)	35	(11)	14	–
Flixonase/Flonase	64	(59)	39	(70)	10	(29)	15	23

CENTRAL NERVOUS SYSTEM	913	18	661	34	142	(16)	110	–
Seroxat/Paxil	137	4	33	62	35	(27)	69	7
Paxil IR	103	(8)	2	100	35	(29)	66	6
Paxil CR	34	61	31	60	–	–	3	25
Wellbutrin	234	27	229	28	1	–	4	(20)
Wellbutrin IR, SR	26	17	22	21	1	–	3	(25)
Wellbutrin XL	208	28	207	29	–	–	1	–
Imigran/Imitrex	180	4	144	15	26	(28)	10	(15)
Lamictal	257	27	201	43	42	(16)	14	7
Requip	70	71	46	>100	21	24	3	50

ANTI-VIRALS	703	9	339	6	218	14	146	11
HIV	363	(6)	168	(11)	149	–	46	(4)
Combivir	125	(12)	57	(15)	52	(9)	16	(5)
Trizivir	63	(16)	34	(19)	27	(10)	2	(25)
Epivir	46	(25)	16	(23)	21	(33)	9	(8)
Ziagen	28	(12)	11	(8)	10	(23)	7	–
Agenerase, Lexiva	32	3	18	(10)	12	33	2	–
Epzicom/Kivexa	63	88	31	38	26	>100	6	>100

Herpes	242	21	160	35	36	3	46	–
Valtrex	215	26	158	36	28	12	29	–
Zovirax	27	(6)	2	–	8	(20)	17	–

Zeffix	42	16	4	–	6	50	32	13
Relenza	30	–	–	–	24	>100	6	>100

METABOLIC	438	16	289	15	64	30	85	10
Avandia	323	13	242	14	30	7	51	16
Avandamet	44	(21)	13	(64)	25	100	6	–
Avandaryl	11	–	10	–	–	–	1	–
Bonviva/Boniva	27	>100	24	>100	3	>100	–	–

VACCINES	412	5	130	8	169	6	113	2
Hepatitis	114	(2)	39	–	54	(5)	21	6
Infanrix/Pediarix	122	6	45	(4)	65	16	12	–
Boostrix	18	64	14	75	3	50	1	–

CARDIOVASCULAR AND UROGENITAL	406	23	269	37	96	(6)	41	23
Coreg	195	32	193	32	–	–	2	100
Levitra	11	22	11	71	–	–	–	–
Avodart	57	61	37	85	17	21	3	100
Arixtra	13	100	7	>100	6	>100	–	–
Fraxiparine	49	2	–	–	44	5	5	(17)

ANTI-BACTERIALS	311	(8)	52	(2)	135	(13)	124	(5)
Augmentin	121	(15)	20	(28)	54	(21)	47	(2)
Zinnat/Ceftin	35	(10)	3	–	16	(16)	16	(5)

ONCOLOGY AND EMESIS	279	11	223	18	37	(8)	19	(13)
Zofran	223	8	185	16	25	(10)	13	(26)
Hycamtin	28	12	17	–	10	29	1	100

OTHER	229	(7)	18	6	61	(18)	150	(2)
Zantac	51	(11)	16	7	11	(31)	24	(10)

	4,876	7	2,574	14	1,321	–	981	3

Pharmaceutical turnover includes co-promotion income.

PHARMACEUTICAL TURNOVER
Nine months ended 30th September 2006

	Total		USA		Europe		International

	£m	CER%	£m	CER%	£m	CER%	£m	CER%

RESPIRATORY	3,726	1	1,845	(2)	1,264	3	617	6
Seretide/Advair	2,451	13	1,377	13	840	11	234	12
Flixotide/Flovent	487	4	219	13	131	(6)	137	1
Serevent	217	(11)	64	(16)	107	(12)	46	2
Flixonase/Flonase	263	(46)	167	(55)	40	(15)	56	(17)

CENTRAL NERVOUS SYSTEM	2,727	16	1,928	29	458	(15)	341	5
Seroxat/Paxil	457	1	126	23	114	(22)	217	8
Paxil IR	335	(6)	16	(11)	114	(22)	205	6
Paxil CR	122	32	110	30	–	–	12	50
Wellbutrin	688	30	674	30	2	100	12	20
Wellbutrin IR, SR	77	12	67	10	2	100	8	14
Wellbutrin XL	611	32	607	32	–	–	4	33
Imigran/Imitrex	537	4	413	11	93	(12)	31	(16)
Lamictal	739	17	561	36	136	(22)	42	2
Requip	192	79	124	>100	60	22	8	33

ANTI-VIRALS	2,121	10	1,021	7	645	11	455	18
HIV	1,155	–	532	(7)	475	5	148	10
Combivir	409	(7)	182	(14)	169	(2)	58	8
Trizivir	207	(9)	109	(12)	88	(5)	10	(9)
Epivir	159	(21)	54	(25)	72	(24)	33	(3)
Ziagen	89	(14)	36	(12)	31	(28)	22	17
Agenerase, Lexiva	97	20	55	8	36	50	6	–
Epzicom/Kivexa	172	>100	92	60	68	>100	12	>100

Herpes	723	19	456	30	108	3	159	7
Valtrex	633	24	450	30	82	11	101	12
Zovirax	90	(5)	6	20	26	(16)	58	(2)

Zeffix	120	15	10	–	17	13	93	16
Relenza	54	>100	1	–	39	>100	14	>100

METABOLIC	1,401	24	956	26	183	36	262	14
Avandia	1,075	22	822	24	95	14	158	17
Avandamet	136	4	54	(40)	65	>100	17	33
Avandaryl	28	–	26	–	–	–	2	–
Bonviva/Boniva	61	>100	54	>100	7	>100	–	–

VACCINES	1,165	19	303	23	509	20	353	15
Hepatitis	351	5	118	15	167	(1)	66	8
Infanrix/Pediarix	375	29	125	14	209	41	41	24
Boostrix	42	>100	28	>100	10	100	4	33

CARDIOVASCULAR AND UROGENITAL	1,215	24	791	42	294	(5)	130	22
Coreg	580	38	575	38	–	–	5	25
Levitra	31	–	29	12	1	(67)	1	(100)
Avodart	155	70	95	>100	50	25	10	67
Arixtra	37	>100	20	>100	16	>100	1	–
Fraxiparine	156	(1)	–	–	135	2	21	(13)

ANTI-BACTERIALS	1,015	(10)	160	(16)	464	(13)	391	(2)
Augmentin	425	(15)	69	(35)	201	(15)	155	(1)
Zinnat/Ceftin	122	(15)	9	33	60	(28)	53	(2)

ONCOLOGY AND EMESIS	856	13	674	20	120	(4)	62	(8)
Zofran	682	11	549	17	86	(9)	47	(13)
Hycamtin	85	14	54	8	26	19	5	50

OTHER	716	(7)	65	24	183	(22)	468	(3)
Zantac	177	(1)	56	34	39	(17)	82	(9)

	14,942	9	7,743	16	4,120	–	3,079	7

Pharmaceutical turnover includes co-promotion income.

CONSUMER HEALTHCARE TURNOVER
Three months ended 30th September 2006

	Q3 2006 £m	Growth CER%

Over-the-counter medicines	348	4
Analgesics	91	1
Dermatological	37	12
Gastrointestinal	61	(2)
Respiratory tract	42	22
Smoking control	73	(6)
Natural wellness support	30	(3)

Oral care	240	–
Nutritional healthcare	178	8

Total	766	4

CONSUMER HEALTHCARE TURNOVER
Nine months ended 30th September 2006

	9 months 2006 £m	Growth CER%

Over-the-counter medicines	1,087	4
Analgesics	285	6
Dermatological	122	–
Gastrointestinal	189	1
Respiratory tract	118	16
Smoking control	250	2
Natural wellness support	94	(4)

Oral care	735	5
Nutritional healthcare	502	8

Total	2,324	5

FINANCIAL REVIEW – INCOME STATEMENT

Operating profit
		Q3 2006		Q3 2005	Growth

	£m	% of turnover	£m	% of turnover	CER%	£%

Turnover	5,642	100.0	5,471	100.0	7	3

Cost of sales	(1,222)	(21.7)	(1,184)	(21.6)	5	3
Selling, general and administration	(1,617)	(28.6)	(1,884)	(34.4)	(10)	(14)
Research and development	(871)	(15.4)	(803)	(14.7)	11	8
Other operating income	91	1.6	183	3.3

Operating profit	2,023	35.9	1,783	32.6	19	13

Overall, the operating margin increased 3.3 percentage points as sterling operating profit increased 13% on a sterling turnover growth of 3% reflecting lower SG&A costs, partially offset by an increase in R&D expenditure and lower other operating income.

Cost of sales grew below the rate of turnover growth. This reflected a number of factors including favourable price and regional mix changes, and the adverse impact of higher charges related to restructuring programmes.

SG&A costs were 10% lower than last year owing to lower legal charges. Excluding legal charges SG&A costs were 1% lower than the previous year reflecting the continuing benefits of cost saving programmes.

R&D expenditure increased 11% and was adversely impacted by higher charges related to restructuring programmes but benefited from lower intangible write-offs. This resulted in the R&D margin increasing 0.7 percentage points to 15.4%. Excluding these items, R&D grew 7%. Pharmaceuticals R&D expenditure represented 17.4% of pharmaceutical turnover.

Other operating income includes royalty income, equity investment disposals and impairments, product disposals and fair value adjustments to the Quest collar and Theravance options. Other operating income was £91 million in Q3 2006 compared with £183 million in Q3 2005. The decrease is primarily due to lower product and asset disposal profits.

Taxation

The charge for taxation on profit amounting to £596 million, represents an effective tax rate of 29.5%, which is the expected rate for the year (2005 – 28.5%).

The ‘Taxation’ note to the Financial Statements included in the Annual Report 2005 set out in detail the transfer pricing issues affecting the group. The current status relating to these issues is set out below.

GSK and the US Internal Revenue Service agreed to a resolution of their transfer pricing dispute on 11th September 2006. As at 30th September 2006, GSK had made gross payments to the IRS of $3.3 billion under this agreement. The Group expects to discharge the remaining liabilities arising out of this agreement by the end of 2006. Under the agreement the final net cash cost to GSK will be approximately $3.1 billion which covers federal, state and local taxes, interest and also the benefit of tax relief on the payments made. The settlement resolved all the transfer pricing issues which were in dispute for the period 1989 – 2000, which was due to go to trial in February 2007, and also covers the subsequent years 2001 – 2005. GSK had previously made provision for the dispute and this settlement will not have any significant impact on the company's reported earnings or tax rate for the year.

The Group has remaining open taxation issues with the UK, Japan and Canada. Discussions continue with HMRC in respect of the UK dispute; in Japan court hearings are expected to be completed before the end of the year with a decision expected in the first half of 2007; and in Canada a court hearing ended in July and a decision is expected this year.

GSK uses the best advice in determining its transfer pricing methodology and seeking to manage transfer pricing and other taxation issues to a satisfactory conclusion, and on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. The ultimate liability for such matters may vary from the amounts provided and is dependent on the outcome of litigation proceedings and negotiations with the relevant tax authorities.

Weighted average number of shares

	Q3 2006 millions	Q3 2005 millions

Weighted average number of shares – basic	5,641	5,668
Dilutive effect of share options and share awards	70	44

Weighted average number of shares – diluted	5,711	5,712

	9 months 2006 millions	9 months 2005 millions	2005 millions

Weighted average number of shares – basic	5,652	5,680	5,674
Dilutive effect of share options and share awards	70	42	46

	5,722	5,722	5,720

The number of shares in issue, excluding those held by the ESOP Trusts and those held as Treasury shares at 30th September 2006, was 5,632 million (30th September 2005: 5,658 million).

Dividends

	Paid/ payable	Pence per share	£m

2006
First interim	6th July 2006	11	619
Second interim	5th October 2006	11	619
Third interim	4th January 2007	12	676

2005
First interim	7th July 2005	10	568
Second interim	6th October 2005	10	567
Third interim	5th January 2006	10	568
Fourth interim	6th April 2006	14	791

		44	2,494

The liability for an interim dividend is only recognised when it is paid, which is usually after the accounting period to which it relates. The second and third interim dividends for 2006 have not been recognised in these results.

STATEMENT OF RECOGNISED INCOME AND EXPENSE

	9 months 2006 £m	9 months 2005 £m	2005 £m

Exchange movements on overseas net assets	(293)	128	203
Tax on exchange movements	(141)	56	99
Fair value movements on available-for-sale investments	23	(5)	(1)
Deferred tax on fair value movements	(8)	(5)	(10)
Exchange movements on goodwill in reserves	20	7	9
Actuarial gains/(losses) on defined benefit plans	409	(462)	(794)
Deferred tax on actuarial movements in defined benefit plans	(137)	156	257
Fair value movements on cash flow hedges	(5)	(1)	(4)
Deferred tax on fair value movements on cash flow hedges	2	(2)	1

Net losses recognised directly in equity	(130)	(128)	(240)

Profit for the period	4,293	3,665	4,816

Total recognised income and expense for the period	4,163	3,537	4,576

Total recognised income and expense for the period attributable to:
Shareholders	4,101	3,422	4,423
Minority interests	62	115	153

	4,163	3,537	4,576

BALANCE SHEET

	30th September 2006 £m	30th September 2005 £m	31st December 2005 £m
ASSETS
Non-current assets
Property, plant and equipment	6,795	6,332	6,652
Goodwill	679	334	696
Other intangible assets	3,194	2,641	3,383
Investments in associates and joint ventures	292	256	276
Other investments	379	350	362
Deferred tax assets	2,054	2,140	2,214
Other non-current assets	565	529	438

Total non-current assets	13,958	12,582	14,021

Current assets
Inventories	2,493	2,200	2,177
Current tax recoverable	758	409	416
Trade and other receivables	5,252	4,854	5,348
Liquid investments	1,043	336	1,025
Cash and cash equivalents	2,344	6,093	4,209
Assets held for sale	4	3	2

Total current assets	11,894	13,895	13,177

TOTAL ASSETS	25,852	26,477	27,198

LIABILITIES
Current liabilities
Short-term borrowings	(653)	(1,616)	(1,200)
Trade and other payables	(4,611)	(4,579)	(5,147)
Current tax payable	(1,100)	(2,231)	(2,269)
Short-term provisions	(929)	(1,005)	(895)

Total current liabilities	(7,293)	(9,431)	(9,511)

Non-current liabilities
Long-term borrowings	(4,852)	(5,212)	(5,271)
Deferred tax provision	(587)	(425)	(569)
Pensions and other post-employment benefits	(2,613)	(3,164)	(3,069)
Other provisions	(655)	(572)	(741)
Other non-current liabilities	(448)	(495)	(467)

Total non-current liabilities	(9,155)	(9,868)	(10,117)

TOTAL LIABILITIES	(16,448)	(19,299)	(19,628)

NET ASSETS	9,404	7,178	7,570

EQUITY
Share capital	1,497	1,487	1,491
Share premium account	804	382	549
Other reserves	(79)	(410)	(308)
Retained earnings	6,940	5,486	5,579

Shareholders’ equity	9,162	6,945	7,311

Minority interests	242	233	259

TOTAL EQUITY	9,404	7,178	7,570

RECONCILIATION OF MOVEMENTS IN EQUITY

	9 months 2006 £m	9 months 2005 £m	2005 £m

Total equity at beginning of period	7,570	5,925	5,925
Total recognised income and expense for the period	4,163	3,537	4,576
Dividends to shareholders	(1,978)	(1,823)	(2,390)
Shares issued	261	81	252
Shares purchased and held as Treasury shares	(828)	(638)	(1,000)
Consideration received for shares transferred by ESOP Trusts	120	23	68
Share-based incentive plans net of tax	175	183	265
Changes in minority interest shareholdings	2	(32)	(40)
Distributions to minority shareholders	(81)	(78)	(86)

Total equity at end of period	9,404	7,178	7,570

FINANCIAL REVIEW – BALANCE SHEET

Net assets

The book value of net assets increased by £1,834 million from £7,570 million at 31st December 2005 to £9,404 million at 30th September 2006. Net debt increased and the overall tax creditor position decreased following the payment of £1.8 billion under the transfer pricing dispute settlement with the US Internal Revenue Service (see ‘Taxation’ on page 14) and the pension and other post-employment liabilities decreased following a strengthening of long-term interest rates, including an increase in the rate used to discount UK pension liabilities from 4.75% to 5.0%.

The carrying value of investments in associates and joint ventures at 30th September 2006 was £292 million, with a market value of £1,224 million.

Equity

At 30th September 2006, total equity had increased from £7,570 million at 31st December 2005 to £9,404 million. The increase arises principally from retained earnings and actuarial gains on defined benefit pension plans in the period partially offset by further purchases of Treasury shares.

At 30th September 2006, the ESOP Trusts held 156.5 million GSK ordinary shares against the future exercise of share options and share awards. The carrying value of £2,091 million has been deducted from other reserves. The market value of these shares was £2,225 million. At 30th September 2006, GSK also held 198.1 million shares as Treasury shares, at a cost of £2,627 million, which has been deducted from retained earnings.

CASH FLOW STATEMENT
Three months ended 30th September 2006

	Q3 2006 £m	Q3 2005 £m

Operating profit	2,023	1,783
Depreciation and other non-cash items	303	253
(Increase)/decrease in working capital	(289)	9
Increase in other net liabilities	77	280

	2,114	2,325

Taxation paid	(2,166)	(469)

Net cash (outflow)/inflow from operating activities	(52)	1,856

Cash flow from investing activities
Purchase of property, plant and equipment	(368)	(237)
Proceeds from sale of property, plant and equipment	15	36
Purchase of intangible assets	(74)	(33)
Proceeds from sale of intangible assets	76	54
Purchase of equity investments	(22)	(10)
Proceeds from sale of equity investments	6	11
Share transactions with minority shareholders	(158)	–
Purchase of businesses, net of cash acquired	7	(143)
Investment in associates and joint ventures	(1)	–
Interest received	58	71
Dividends from associates and joint ventures	6	5

Net cash outflow from investing activities	(455)	(246)

Cash flow from financing activities
(Increase)/decrease in liquid investments	(59)	2
Proceeds from own shares for employee share options	17	4
Issue of share capital	37	33
Purchase of Treasury shares	(309)	(235)
Repayment of long-term loans	–	(69)
Net increase in/(repayment of) short-term loans	43	(8)
Net repayment of obligations under finance leases	(10)	(7)
Interest paid	(74)	(117)
Dividends paid to shareholders	(619)	(568)
Dividends paid to minority interests	(15)	(5)
Other financing cash flows	(50)	109

Net cash outflow from financing activities	(1,039)	(861)

(Decrease)/increase in cash and bank overdrafts in the period	(1,546)	749

Exchange adjustments	11	66
Cash and bank overdrafts at beginning of period	3,543	5,050

Cash and bank overdrafts at end of period	2,008	5,865

Cash and bank overdrafts at end of period comprise:
Cash and cash equivalents	2,344	6,093
Overdrafts	(336)	(228)

	2,008	5,865

CASH FLOW STATEMENT
Nine months ended 30th September 2006

	9 months 2006 £m	9 months 2005 £m	2005 £m

Operating profit	6,108	5,241	6,874
Depreciation and other non-cash items	887	669	1,103
Increase in working capital	(460)	(68)	(323)
(Decrease)/increase in other net liabilities	(278)	103	11

	6,257	5,945	7,665

Taxation paid	(3,405)	(1,272)	(1,707)

Net cash inflow from operating activities	2,852	4,673	5,958

Cash flow from investing activities
Purchase of property, plant and equipment	(896)	(555)	(903)
Proceeds from sale of property, plant and equipment	32	63	54
Purchase of intangible assets	(155)	(185)	(278)
Proceeds from sale of intangible assets	183	224	221
Purchase of equity investments	(35)	(18)	(23)
Proceeds from sale of equity investments	22	22	35
Share transactions with minority shareholders	(158)	(32)	(36)
Purchase of businesses, net of cash acquired	(17)	(143)	(1,026)
Disposals of businesses and interests in associates	3	–	(2)
Investment in associates and joint ventures	(8)	(2)	(2)
Interest received	197	200	290
Dividends from associates and joint ventures	13	8	10

Net cash outflow from investing activities	(819)	(418)	(1,660)

Cash flow from financing activities
(Increase)/decrease in liquid investments	(49)	1,234	550
Proceeds from own shares for employee share options	120	23	68
Issue of share capital	261	81	252
Purchase of Treasury shares	(814)	(625)	(999)
Increase in long-term loans	–	982	982
Repayment of long-term loans	–	(124)	(70)
Net repayment of short-term loans	(874)	(314)	(857)
Net repayment of obligations under finance leases	(27)	(25)	(36)
Interest paid	(247)	(321)	(381)
Dividends paid to shareholders	(1,978)	(1,823)	(2,390)
Dividends paid to minority interests	(81)	(78)	(86)
Other financing cash flows	(100)	32	53

Net cash outflow from financing activities	(3,789)	(958)	(2,914)

(Decrease)/increase in cash and bank overdrafts in the period	(1,756)	3,297	1,384

Exchange adjustments	(208)	213	233
Cash and bank overdrafts at beginning of period	3,972	2,355	2,355

Cash and bank overdrafts at end of period	2,008	5,865	3,972

Cash and bank overdrafts at end of period comprise:
Cash and cash equivalents	2,344	6,093	4,209
Overdrafts	(336)	(228)	(237)

	2,008	5,865	3,972

RECONCILIATION OF CASH FLOW TO MOVEMENTS IN NET DEBT

	9 months 2006 £m	9 months 2005 £m	2005 £m

Net debt at beginning of the period	(1,237)	(1,984)	(1,984)

(Decrease)/increase in cash and bank overdrafts	(1,756)	3,297	1,384
Cash outflow/(inflow) from liquid investments	49	(1,234)	(550)
Net increase in long-term loans	–	(858)	(912)
Net repayment of short-term loans	874	314	857
Net repayment of obligations under finance leases	27	25	36
Net non-cash funds of businesses acquired	–	(23)	(68)
Exchange adjustments	(12)	83	39
Other non-cash movements	(63)	(19)	(39)

(Increase)/decrease in net debt	(881)	1,585	747

Net debt at end of the period	(2,118)	(399)	(1,237)

FINANCIAL REVIEW – CASH FLOW

Operating cash flow was £2,114 million in Q3 2006. This represents a decrease of £211 million over Q3 2005, principally due to higher operating profits which were more than offset by an increase in working capital and a lower increase in other net liabilities. Taxation paid during the quarter included the payment of £1.8 billion under the transfer pricing dispute settlement with the US Internal Revenue Service (see ‘Taxation’ on page 14). Excluding this payment the operating cash flow is in excess of the funds needed for the routine cash flows of tax, capital expenditure on property, plant and equipment and dividend payments, together amounting to nearly £1.4 billion. Receipts of £54 million arose from the exercise of share options: £17 million from shares held by the ESOP Trusts and £37 million from the issue of new shares. In addition, £309 million was spent in the quarter on purchasing the company's shares to be held as Treasury shares.

EXCHANGE RATES

The results and net assets of the Group, as reported in sterling, are affected by movements in exchange rates between sterling and overseas currencies. GSK uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas Group subsidiary and associated undertakings into sterling and period-end rates to translate the net assets of those undertakings. The currencies which most influence these translations, and the relevant exchange rates, are:

	9 months 2006	9 months 2005	2005

Average rates:
£/US$	1.82	1.85	1.82
£/Euro	1.46	1.46	1.46
£/Yen	211.00	199.00	200.00
Period-end rates:
£/US$	1.87	1.77	1.72
£/Euro	1.47	1.47	1.46
£/Yen	221.00	201.00	203.00

During the period to 30th September 2006, average sterling exchange rates were weaker against the US dollar, level against the Euro and stronger against the Yen compared with the same period in 2005. Comparing Q3 2006 period-end rates with Q3 2005 period-end rates, sterling was level against the Euro and stronger against the US dollar and the Yen.

LEGAL MATTERS

The Group is involved in various legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations and related private litigation concerning sales, marketing and pricing. The Group makes provision for those proceedings on a regular basis and may make additional significant provisions for such legal proceedings, as required in the event of further developments in those matters, consistent with generally accepted accounting principles. Litigation, particularly in the USA, is inherently unpredictable and excessive awards that may not be justified by the evidence can occur. The Group could in the future incur judgements or enter into settlements of claims that could result in payments that exceed its current provisions by an amount that would have a material adverse effect on the Group’s financial condition, results of operations and cash flows.

Intellectual property claims include challenges to the validity of the patents on various of the Group’s products or processes and assertions of non-infringement of those patents. A loss in any of these cases could result in loss of patent protection for the product at issue. The consequence of any such loss could be a significant decrease in sales of that product and could materially affect future results of operations for the Group.

At 30th September 2006, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ on page 14) was over £1.1 billion. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

Developments since the date of the Annual Report as previously updated by the Legal matters section of the Results Announcement for the first and second quarters of 2006 include:

Intellectual property

With respect to Biovail’s patent infringement action against Anchen Pharmaceuticals in respect of Wellbutrin XL, on 1st August 2006 the judge granted Anchen’s motion and ruled that Anchen’s ANDA product did not infringe Biovail’s patent. Biovail has appealed that decision to the US Court of Appeals for the Federal Circuit. At the date of this report no generic version of Wellbutrin XL has been launched in the USA. With respect to Biovail’s infringement action against Abrika Pharmaceuticals in respect of Wellbutrin XL, oral argument on Abrika’s motion for summary judgement was held in April 2006 but at the date of this report no decision has been announced. With respect to Biovail’s infringement action against Impax Laboratories in respect of Wellbutrin XL, Impax filed a summary judgement motion of non-infringement on 14th August 2006 but at the date of this report no decision has been announced. With respect to the counterclaim based on FDA Orange Book listing activities filed against the Group by Watson Laboratories in connection with Biovail’s infringement action against Watson, on 19th October 2006 that counterclaim was dismissed.

With respect to the Group’s patent infringement actions in respect of Imitrex oral tablets, the Group has reached a settlement with Dr. Reddy’s Laboratories. The settlement, which remains subject to review by the US Federal Trade Commission (FTC) and the Department of Justice (DOJ), provides that Dr. Reddy’s may exclusively distribute authorised generic versions of sumatriptan tablets in the USA with an expected launch date late in the fourth quarter of 2008. The trial date for the Group’s infringement action against Cobalt Pharmaceuticals on the same compound patent as the Dr. Reddy’s case, and also for oral tablets, has been rescheduled for 27th November 2006. The trial date for the Group’s infringement action against Spectrum Pharmaceuticals regarding Imitrex subcutaneous injection is set for 14th November 2006. A second infringement action against Spectrum Pharmaceuticals was filed in September 2006 regarding Imitrex pre-filled syringes; this action is on the same compound patent as the other Imitrex infringement actions but no trial date has been set.

With respect to the appeal by Kali Laboratories from the district court decision in favour of the Group in respect of infringement of the Group’s method of use patents relating to Zofran, the parties have reached a settlement agreement which is subject to review by the FTC and the DOJ. Kali has filed a motion to withdraw its appeal. Terms of the settlement remain confidential.

Sales and marketing and regulation

On 10th August 2006, the Group reached civil settlements to resolve most of the litigation about the Average Wholesale Price (AWP) of certain of the Group’s prescription drugs. The Group agreed to a nationwide settlement (subject to court approval) of $70 million to resolve class-action claims filed on behalf of certain individuals, health plans and insurance companies, including all claims filed against the Group in a consolidated Multidistrict Litigation pending in the US District Court for the District of Massachusetts. In addition, the Group reached civil settlements in AWP litigation filed by the Attorneys General of New York, California, Connecticut, Nevada, Montana and Arizona as well as potential AWP claims by 34 other states and the District of Columbia. The total amount of the settlements was covered by the Group’s existing legal provision.

Anti-trust

With respect to the ongoing investigation by the European Commission concerning enforcement of patent rights, litigation surrounding regulatory approvals and marketing of Seroxat in Europe, the Commission made a formal request for further information on 5th October 2006. The Group continues to co-operate fully with the Commission.

On 4th September 2006, GSK received a favourable decision from the Greek Competition Authority (GCA) regarding GSK's refusal to supply unlimited quantities of pharmaceutical products, at Greek regulated prices, to distributors, which were likely to be exported to other EU member states, where prices were higher. The GCA ruled that there was no abuse by GSK in refusing to supply unlimited quantities of the drugs to wholesalers and pharmacy co-operatives in Greece.

On 27th September 2006, the European Court of First Instance (CFI) ruled in GSK's favour that a distribution scheme, that involved different prices depending on the destination of a medicine, set up by a pharmaceutical company to reduce parallel trade between EU member states, is not per se prohibited under EU competition law. In coming to this decision, the CFI took account of the differences in national pricing regimes in the EU, which create significant price differences between member states.

Commercial and corporate

With respect to the securities class action filed against the Group in the US District Court for the Southern District of New York, on 6th October 2006 the US district court judge entered an order dismissing the complaint.

Developments with respect to tax matters are described in ‘Taxation’ on page 14.

ACCOUNTING PRESENTATION AND POLICIES

This unaudited Results Announcement containing condensed financial information for the three and nine months ended 30th September 2006 is prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and the accounting policies set out in the Annual Report 2005, except that IFRIC Interpretation 4 ‘Determining whether an arrangement contains a lease’ and an amendment to IAS 39 ‘Financial guarantee contracts’ have been implemented in 2006. Neither change has had a material effect on the current or prior periods.

Adjustments have been made to the balance sheet at 30th September 2005 from that published in the Q3 2005 Results Announcement in order to reflect the presentation subsequently adopted in the Annual Report 2005. The adjustments have been made to deferred tax and minority interests and they have decreased net assets and total equity at 30th September 2005 by £214 million compared with the previously reported balances. The adjustments had no impact on the profits reported in Q3 2005.

The income statement, statement of recognised income and expense and cash flow statement for the year ended, and the balance sheet at, 31st December 2005 have been derived from the full Group accounts published in the Annual Report 2005, which have been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.

Data for market share and market growth rates are GSK estimates based on the most recent data from independent external sources and, where appropriate, are valued in sterling at relevant exchange rates. Figures quoted for product market share reflect sales by GSK and licensees.

In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in sterling had remained unchanged from those used in the previous year. All commentaries are presented in terms of CER unless otherwise stated.

INVESTOR INFORMATION

Approval of results for Q3 2006
This Announcement was approved by the Board of Directors on Thursday 26th October 2006.

Financial calendar
The company will announce preliminary results for 2006 and fourth quarter results on 8th February 2007. The fourth interim dividend for 2006 will have an ex-dividend date of 14th February 2007 and a record date of 16th February 2007. It will be paid on 12th April 2007.

Internet
This Announcement and other information about GSK is available on the company's website at: http://www.gsk.com.

INDEPENDENT REVIEW REPORT TO GLAXOSMITHKLINE PLC

Introduction

We have been instructed by the company to review the financial information for the three and nine months ended 30th September 2006 which comprises the consolidated interim balance sheet as at 30th September 2006 and the related consolidated interim statements of income, cash flows and recognised income and expense for the three and nine months then ended and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors.

This interim report has been prepared in accordance with the International Accounting Standard 34, 'Interim Financial Reporting', which requires that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of this Results Announcement and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three and nine months ended 30th September 2006.

PricewaterhouseCoopers LLP
Chartered Accountants
London
26th October 2006

Notes:

(a)	The maintenance and integrity of the GlaxoSmithKline plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc

(Registrant)

Date: October 26, 2006

By:	/s/ Simon Bicknell

SIMON BICKNELL

Authorised Signatory for and on behalf of GlaxoSmithKline plc